Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Six Months Ended June 30,	2015	2014
Fixed charges:
Interest expense including amortization of debt discount	$301	$271
Portion of rentals representing an interest factor	49	54
Total fixed charges	$350	$325
Earnings available for fixed charges:
Net income	$2,355	$2,379
Equity earnings net of distributions	(21)	(25)
Income taxes	1,438	1,460
Fixed charges	350	325
Earnings available for fixed charges	$4,122	$4,139
Ratio of earnings to fixed charges	11.8	12.7

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